PRESS RELEASE

Sanofi’s Chattem Acquires Over-the-Counter Antacid Rolaids®

— Product acquisition further strengthens

Consumer Healthcare Division of Sanofi US —

Paris, France – January 7, 2013 – Sanofi (EURONEXT : SAN and NYSE : SNY) today announced that its US Consumer Healthcare Division, Chattem, Inc., completed the acquisition of the worldwide rights to the Rolaids® brand from McNeil Consumer Healthcare Division of McNEIL-PPC, Inc.

“The addition of Rolaids represents a rare opportunity to obtain an iconic brand that we believe will respond positively to our proven approach of growing brands through innovation and advertising,” said Zan Guerry, Chief Executive Officer, Chattem. “We are primed to leverage the Rolaids market opportunity to drive incremental growth and take the brand to a new level.”

Rolaids is an over-the-counter antacid that helps relieve heartburn and acid indigestion. The product was first introduced in 1954 and over the years it has been a top selling gastro-intestinal category brand. Chattem will re-launch Rolaids and expects the product to be available at retailers within a year.

“This acquisition is consistent with our long-term strategy, which includes growing our consumer healthcare offering as part of a broader diversification strategy,” said Anne Whitaker, President, North America Pharmaceuticals, Sanofi. “Chattem has a proven track record of successful acquisitions and integrations and the addition of Rolaids, an enduring brand with a deep heritage, further diversifies the company’s portfolio.”

In 2008, Sanofi identified consumer healthcare as a core growth platform for the company and subsequently acquired Chattanooga, Tennessee-based Chattem in March 2010. The acquisition of Chattem provided Sanofi with a presence in the U.S. consumer healthcare market, which represents 25 percent of the current worldwide market. In the Spring of 2011, Chattem and Sanofi launched Allegra over-the-counter (OTC) in what has proven to be one of the most successful OTC launches in the U.S.

In addition to Allegra®, Chattem’s portfolio of consumer healthcare brands includes Icy Hot®, Gold Bond®, Cortizone-10®, Selsun Blue®, ACT® and Unisom®.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:
Sanofi
Media Relations	Investor Relations
Marisol Péron	Sébastien Martel
Tél. : + (33) 1 53 77 45 02	Tél. : + (33) 1 53 77 45 45
marisol.peron@sanofi.com	ir@sanofi.com

Media Relations	Investor Relations
Jack Cox	George Grofik
Tel.: 908 981 5280	Tel.: 908 981 6031
Jack.cox@sanofi.com	George.grofik@sanofi.com

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